  As filed with the Securities and Exchange Commission on September 29, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
...................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
Wednesday, April 21, 2004

IN THE FIRST QUARTER 2004 TELE2 INCREASED ITS
REVENUES BY 20% WHILE OPERATING CASH FLOW
INCREASED TO SEK 1.6 BILLION

New York and Stockholm – Wednesday, April 21, 2004 – Tele2 AB (“Tele2”, “the Group”) (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading and profitable alternative pan-European telecom operator, today announced its consolidated results for the first quarter ended March 31, 2004.

  Operating revenue increased by 20% to MSEK 10,379 (MSEK 8,616)
  Profit after tax increased to MSEK 286 (MSEK 187)
  Earnings per share after tax increased to SEK 1.93 (SEK 1.27)
  Net intake of 1.6 million customers
  Cash flow after investing activities amounted to MSEK 1,211 (MSEK 372)
  Operating revenue growth of 60% in Central Europe

The figures shown in parenthesis correspond to the comparable periods in 2003 and all negative amounts are distinguished with a minus sign.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“With the first quarter 2004 results, Tele2 continues to maintain the balance between customer growth, profitability and cash flow. We added another 1.6 million customers in the first quarter, and there are now close to 24 million customers in Europe that subscribe to our services. With this strong customer intake and more than 20% growth in operating revenue, we still generated positive cash flow after investing activities of SEK 1.2 billion. Notably this was done in a period with tough competition in Sweden, with investments in ADSL, the UK, Russia and other markets and in the wake of a number of new service start-ups across our footprint. We are proud of this, because it clearly shows that the business model we so strongly believe in truly works.

The declining ARPU is mainly related to our entry into former Eastern European countries and the growth in dial-up Internet customers. These areas offer high revenue growth and low subscriber acquisition costs but also lower ARPU’s.

Despite heavy marketing efforts from the historical operator in Sweden, we are pleased with the performance within both our mobile and our fixed line operations. We managed to grow the fixed telephony and Internet business by 7% in Sweden, and to increase its EBITDA margin to 20%. We have seen the positive impact from the introduction of resale of the fixed line subscription fee in both Denmark and Norway, and look forward to the introduction of this service in Sweden towards the year-end.

Central Europe grew its revenue by 60% with a record 635,000 new customers in the first quarter, driven by Germany, which showed a good trend in combining strong growth with stable EBITDA development. We added another 662,000 customers in Southern Europe, where the operation generated an EBITDA margin of 5% in spite of our commitments to the UK and Portugal launches. The market area Benelux continued its steady improvement in profitability, generating an EBITDA margin of 11% in the first quarter.

Our focus, which has proven to be highly successful, continues to be on low customer acquisition cost, churn management and operational cost control.”

FINANCIAL AND OPERATING HIGHLIGHTS

Financial highlights for the quarter ended March 31

SEK millions	Q1, 2004	Q1, 2003

Operating Revenue	10,379	8,616
EBITDA (i)	1,522	1,480
EBITA (ii)	1,044	1,044
EBIT (iii)	664	669
EBT (iv)	619	491
Operating cash flow	1,629	1,376
Cash flow after investments	1,211	372

(i)	Operating profit before depreciation and amortization
(ii)	Operating profit before amortization
(iii)	Operating profit after depreciation and amortization
(iv)	Profit after financial items

Operating highlights for the quarter ended March 31, 2004

  Continued strong growth in customers and operating revenue with a net customer intake of 1.6million and an operating revenue growth of 20%. Operating revenue in Central Europe increasedby 60% with a record net customer intake of 635,000, mainly driven by the positive developmentin Germany.
  Tele2’s Swedish fixed telephony and Internet operations grew operating revenue by 7% andincreased their EBITDA margin to 20% while competition remained at a high level.
  As expected, the introduction of resale of the fixed line subscription fee in Norway in Q4 2003 hashad a positive impact on Norway’s performance, thanks to lower churn and a more attractive product offering. This follows on from a similar impact in Denmark. Tele2 is awaiting the introduction of resale of the fixed line subscription fee in Sweden by the end of the year.
  Tele2 launched an MVNO in Finland in February, using an online acquisition method. This follows on from the MVNO launched in Norway in Q4 2003, which has shown strong customer intake, helped by acquisition through its online service.
  The eighth Russian GSM network, in Nizhny Novgorod, was launched in February 2004.Subsequently in April, two further GSM networks were launched in Kursk and Chelyabinsk. In Russia, Tele2 plans to have converted all its analogue networks to GSM by this summer.
  In April 2004 Tele2 announced that it had launched fixed line residential operations in Hungary.
  IP telephony was launched in Sweden in April.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q1 2004, MSEK 3,324 (3,171), +5%
EBITDA Q1 2004, MSEK 976 (1,019), -4%
EBIT Q1 2004, MSEK 757 (790), -4%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

Operating revenue in the market area Nordic grew by 5%, with growth in all four countries.

The mobile operations in Sweden reported 3.4 million customers at March 31, 2004, an increase of 8% since March 31, 2003. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 152 (168) in Q1 2004 and mobile minutes of usage (MoU) was 83 (83). Prepaid mobile customers accounted for 76% of the total mobile customer base.

Competition in Sweden remained at a high level in Q1 2004, within both mobile and fixed telephony. Mobile margins were maintained at a similar level as in Q4 2003, although the mobile business further lowered its interconnect rates, indicating that the dilution of mobile margins has eased.

Despite heavy marketing efforts from the incumbent, Tele2’s fixed telephony and Internet operation in Sweden managed to generate operating revenue growth of 7% while its EBITDA margin increased to 20%. Tele2 achieved this by adjusting to changes in the competitive environment, to ensure that customers are offered the best prices. As a further consequence of this, Tele2 reduced its workforce in Sweden in April by some 60 employees. This reduction is estimated to lead to annual cost savings in the range of MSEK 50-60 and a one-time charge to be taken in the second quarter in the range of MSEK 30-50.

Tele2 awaits the introduction of resale of the fixed line subscription fee in Sweden, which should benefit the fixed line business, in the same way as it has in Denmark and Norway.

Tele2 plans to launch 3G services in Sweden during the summer and will buy network capacity from Svenska UMTS nät AB, the 3G joint venture.

Growth in the market area Nordic, excluding Sweden, was significant. The main part of this is due to the strong performance in Norway and Denmark. Tele2’s operations in Norway were helped by the successful introduction of resale of the fixed line subscription fee in Q4 2003, following on from a similar impact in Denmark in terms of a more attractive product offering and lower churn.

The MVNO, launched in Norway in Q4 2003, is going well and the customer intake has been strong, helped by acquisition through its online service. Tele2 launched an MVNO in Finland in February, also using an online acquisition method.

Baltic & Russia

Operating revenue Q1 2004, MSEK 726 (570), +27%
EBITDA Q1 2004, MSEK 226 (217), +4%
EBIT Q1 2004, MSEK 91 (139), -35%

The market area Baltic & Russia encompasses operations in the Baltic (Estonia, Latvia and Lithuania) and Russia.

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 102 (129) in Q1 2004, somewhat diluted by the growth in Russia. The lower customer intake in the market area Baltic & Russia in the quarter followed on from a record intake in Q4 2003, and showed a similar trend to Q1 2003.

The eighth Russian GSM network, in Nizhny Novgorod, was launched in February 2004. Tele2 is optimistic about the growth potential in the Russian market, although it still represents a minor part of sales in the market area Baltic & Russia.

During the period the depreciation of our AMPS networks in Russia has accelerated as a result of our GSM rollout.

Tele2 Lithuania launched fixed telephony services in February 2004.

Central Europe

Operating revenue Q1 2004, MSEK 1,157 (722), +60%
EBITDA Q1 2004, MSEK 8 (-92)
EBIT Q1 2004, MSEK -35 (-131)

The market area Central Europe encompasses operations in Germany, Austria, Poland and the Czech Republic.

Central Europe continued its rapid growth during the first quarter, mainly driven by Germany, which is the largest operation in the market area. In Germany, Tele2 has managed to combine strong growth with a stable EBITDA development. Fixed line ARPU for the market area was SEK 114 (144) for Q1 2004. The strong growth in Poland and the Czech Republic has had a significant dilutive effect on the market area’s ARPU.

Only twelve months after the launch in Poland, Tele2 has brand recognition of over 50%, and is now the largest alternative operator both in Poland and the Czech Republic.

Southern Europe

Operating revenue Q1 2004, MSEK 4,084 (3,298), +24%
EBITDA Q1 2004, MSEK 187 (296), -37%
EBIT Q1 2004, MSEK 138 (248), -44%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland, Portugal and the UK and C³ operations. UK customer intake since the launch in October 2003 is included in the Q1 2004 numbers.

Fixed line ARPU for Southern Europe was SEK 188 (201) for Q1 2004. A positive MSEK 50 from retroactive interconnect cuts impacted the comparable results and hence ARPU for Southern Europe.

In Q4 2003 Tele2 decided to grab the opportunity presented by ADSL. This entailed a significant financial commitment, which accelerated in Q1 2004. Around 10% of the total customer base in Southern Europe is dial-up Internet and ADSL customers. Although the bulk of these are dial-up Internet customers, the ADSL intake has surpassed dial-up Internet intake in the past six months. Southern Europe’s customer base in Q1 2003 did not include ADSL customers and only a small portion of dial-up Internet customers. ADSL customers have an ARPU enhancing effect. However, when combined with the effect on ARPU from Internet customers, the overall impact is dilutive.

Tele2’s entry into the UK residential fixed telephony market in Q4 2003, which is estimated to require initial marketing investments of some MSEK 500 during the first year of launch, has accordingly affected the results in Q1 2004. The UK operations are performing according to plan.

Benelux

Operating revenue Q1 2004, MSEK 1,042 (818), +27%
EBITDA Q1 2004, MSEK 114 (30), +280%
EBIT Q1 2004, MSEK 81 (-8)

The market area Benelux includes operations in the Netherlands, Luxembourg (including Tango), Liechtenstein and Belgium and Transac.

Fixed line ARPU for Benelux was SEK 151 (164) for Q1 2004.

Benelux experienced strong revenue growth in the first quarter 2004, combined with improved profitability in all product segments. Belgium’s successful launch of fixed line services last year has significantly contributed to the positive trend.

Services

Operating revenue Q1 2004, MSEK 46 (37), +24%
EBITDA Q1 2004, MSEK 11 (10), +10%
EBIT Q1 2004, MSEK 2 (4), -50%

The market area Services includes 3C operations, ProcureITright, Radio Components and X-Source operations.

OTHER ITEMS

Investments

In Q1 2004, Tele2 increased its holding in the mobile operation in St Petersburg, Russia.

Contingent liabilities

At March 31, 2004 contingent liabilities for Tele2 were MSEK 450 compared with MSEK 363 at December 31, 2003. The change is related to surety bonds benefiting associated companies according to Note 7. The balance sheet for the associated company Svenska UMTS-nät AB is stated in Note 7.

Parent company

At the Parent company level, Tele2 reported at March 31, 2004 operating revenue of MSEK 4 (6), EBIT of MSEK -14 (-24) and liquidity MSEK 38 compared to MSEK 1 at December 31, 2003.

Company disclosure

The Annual General Meeting (AGM) is to be held at 1:30 pm local time on Wednesday, May 12, 2004 at Brasserie by the Sea, Tulhus 2, Skeppsbron in Stockholm.

Tele2 will release the financial and operating result for the period ended June 30, 2004 on August 2, 2004.

Stockholm, April 21, 2004

Lars-Johan Jarnheimer
President and CEO, Tele2 AB

REPORT REVIEW

The financial and operating results for the period ended March 31, 2004 have not been subject to specific review by the Company's auditor.

Tele2 is Europe’s leading and profitable alternative telecom operator. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 23.9 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997. Tele2 always strives to offer the market’s best prices.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Investor enquiries

Lena Glader	Telephone:	+ 46 70 762 0046
Investor enquiries

Tele2 AB – company registration number: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel+ 46 8 562 000 60

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00 (CET) / 09.00 (New York time), on April 21, 2004. The dial-in number is: +44 (0) 1452 542 300 or US Toll Free: 1 866 2201 452. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 30 days after the call on +44 (0) 1452 55 0000 or US Toll Free: 1 866 247 4222 with access code 1257633#. The conference call will be web-cast on Tele2’s website www.Tele2.com.

APPENDICES
Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders’ Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 Operations in Sweden
Five-Year Summary
Notes to the Accounts

CONSOLIDATED INCOME STATEMENT (MSEK)

		2004	2003	2003
		Jan 1-Mar 31	Jan 1-Mar 31	Full year

Operating revenue	Note 1	10,379	8,616	36,911
Operating expenses		-9,719	-7,949	-35,039
Other revenues		16	20	78
Other expenses		-12	-18	-66

Operating profit, EBIT*	Note 2	664	669	1,884

Share of profit (loss) of associated companies		16	-1	-18
Net interest and other financial expenses	Note 3	-61	-177	-599

Profit after financial items, EBT*		619	491	1,267

Taxes	Note 4	-321	-314	1,092
Minority interest		-12	10	37

Profit after taxes		286	187	2,396

Earnings per share after tax (SEK)		1.94	1.27	16.25
Earnings per share after tax, after dilution (SEK)		1.93	1.27	16.20

Number of shares, basic	Note 5	147,560,175	147,460,175	147,560,175
Number of shares, weighted average	Note 5	147,560,175	147,460,175	147,460,175
Number of shares after dilution	Note 5	148,203,675	148,223,175	148,203,675
Number of shares after dilution, weighted average	Note 5	147,884,188	147,787,695	147,869,175

* Full year 2003 EBIT and EBT have been impacted by adjustments, as described in Notes 1-3.

CONSOLIDATED BALANCE SHEET (MSEK)

	2004	2003	2003
	March 31	March 31	Dec 31

ASSETS

Fixed assets
Intangible assets	23,735	25,534	23,556
Tangible assets	9,022	9,302	9,036
Long-term financial assets Note 4	2,933	1,754	3,057

	35,690	36,590	35,649

Current assets
Materials and supplies	387	425	350
Current receivables	9,490	8,135	9,198
Cash and cash equivalents	4,194	3,014	2,773

	14,071	11,574	12,321

Total assets	49,761	48,164	47,970

EQUITY AND LIABILITIES

Shareholders' equity
Restricted equity	25,378	24,935	24,444
Non-restricted equity	5,931	3,955	5,916

	31,309	28,890	30,360

Minority interest	28	20	7

Provisions
Shares in associated companies	6	28	6
Other provisions	21	21	20

	27	49	26

Long-term liabilities
Interest-bearing liabilities	4,820	8,141	4,775

	4,820	8,141	4,775

Short-term liabilities
Interest-bearing liabilities	2,580	2,394	2,461
Non-interest-bearing liabilities	10,997	8,670	10,341

	13,577	11,064	12,802

Total equity and liabilities	49,761	48,164	47,970

CONSOLIDATED CASH FLOW STATEMENT (MSEK)

	2004	2003	2003	2004	2003	2003	2003	2003	2002
	Jan 1-	Jan 1-	Full	Q1	Q4	Q3	Q2	Q1	Q4
	Mar 31	Mar 31	year

Cash flows from operation	1,421	1,318	5,062	1,421	896	1,488	1,360	1,318	1,408
Change in working capital	208	58	912	208	498	218	138	58	-154

Cash flows provided by operating activities	1,629	1,376	5,974	1,629	1,394	1,706	1,498	1,376	1,254

Capital expenditure in intangible and tangible assets	-396	-433	-1,890	-396	-483	-424	-550	-433	-526
Change of long-term receivables	-11	10	12	-11	-69	26	45	10	-3
Sale of companies	-	-	21	-	-1	22	-	-	40
Purchase of companies	-11	-706	-910	-11	-4	-89	-111	-706	-46
Liquid funds in purchased companies	-	125	211	-	-1	4	83	125	4

Cash flow after investing activities	1,211	372	3,418	1,211	836	1,245	965	372	723

Financing activities	116	263	-2,940	116	-1,471	-1,052	-680	263	-799

Net change in cash	1,327	635	478	1,327	-635	193	285	635	-76

Cash at beginning of period	2,773	2,473	2,473	2,773	3,386	3,339	3,014	2,473	2,600
Exchange difference in cash	94	-94	-178	94	22	-146	40	-94	-51

Cash at end of period*	4,194	3,014	2,773	4,194	2,773	3,386	3,339	3,014	2,473

*of which restricted funds	801	986	830	801	830	922	945	986	870

CHANGE OF CONSOLIDATED SHAREHOLDERS´ EQUITY (MSEK)

		2004			2003

	Restricted		Non	Restricted		Non
			restricted			restricted
	Share	Other		Share	Other
	capital			capital

Equity, January 1	738	23,706	5,916	737	24,401	3,590
Other transfers	-	-130	130	-	-218	218
Translation differences	-	1,064	-401	-	15	-40
Profit, year-to-date	-	-	286	-	-	187

Equity, March 31	738	24,640	5,931	737	24,198	3,955

Total restricted and non-restricted equity		25,378	5,931		24,935	3,955

NUMBER OF CUSTOMERS (in thousands)

		Number of customers					Net intake

		2004	2003		2004	2003	2003	2003	2003	2002
		Mar 31	Mar 31	Change	Q1	Q4	Q3	Q2	Q1	Q4

Nordic
Mobile telephony		3,636	3,305	10%	36	45	68	182	84	134
Fixed telephony and Internet	Note 6	2,875	2,884	0%	-67	14	36	8	62	-406
Cable TV		179	197	-9%	1	-13	5	-11	-12	13

		6,690	6,386	5%	-30	46	109	179	134	-259

Baltic & Russia
Mobile telephony		2,352	1,428	65%	148	377	218	181	62	191
Fixed telephony and Internet		57	60	-5%	-	-	-1	-2	-1	-2
Cable TV		66	64	3%	-	2	-1	1	-	1

		2,475	1,552	59%	148	379	216	180	61	190

Central Europe
Mobile telephony		55	9	511%	5	15	15	11	9	-
Fixed telephony and Internet		4,049	2,062	96%	630	582	512	263	245	43

		4,104	2,071	98%	635	597	527	274	254	43

Southern Europe
Mobile telephony		41	36	14%	1	1	2	1	-13	19
Fixed telephony and Internet		8,108	5,811	40%	661	749	631	256	266	162

		8,149	5,847	39%	662	750	633	257	253	181

Benelux
Mobile telephony		545	447	22%	17	18	36	27	44	54
Fixed telephony and Internet		1,911	1,371	39%	136	142	116	146	164	76

		2,456	1,818	35%	153	160	152	173	208	130

Total number of customers		23,874	17,674	35%	1,568	1,932	1,637	1,063	910	285

BY BUSINESS AREA
Mobile telephony		6,629	5,225	27%	207	456	339	402	186	398
of which prepaid		4,736	3,560	33%	138	351	312	375	197	281
Fixed telephony and Internet	Note 6	17,000	12,188	39%	1,360	1,487	1,294	671	736	-127
Cable TV		245	261	-6%	1	-11	4	-10	-12	14

Total number of customers		23,874	17,674	35%	1,568	1,932	1,637	1,063	910	285

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)
OPERATING REVENUE
		2004	2003	2004	2003	2003	2003	2003	2002
		Jan 1-	Jan 1-	Q1	Q4	Q3	Q2	Q1	Q4
		Mar 31	Mar 31

Nordic
Mobile telephony		1,736	1,687	1,736	1,839	1,943	1,861	1,687	1,806
Fixed telephony and Internet		1,677	1,557	1,677	1,627	1,551	1,575	1,557	1,656
Cable TV		53	51	53	53	53	50	51	60
Other		79	63	79	83	69	66	63	85
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-
Adjustments for internal sales		-221	-187	-221	-250	-189	-186	-187	-148

		3,324	3,171	3,324	2,978	3,427	3,366	3,171	3,459
Baltic & Russia
Mobile telephony		696	542	696	713	723	622	542	549
Fixed telephony and Internet		24	24	24	27	25	30	24	24
Cable TV		7	6	7	7	6	7	6	7
Adjustments for internal sales		-1	-2	-1	-2	-2	-2	-2	-2

		726	570	726	745	752	657	570	578
Central Europe
Mobile telephony		16	6	16	25	15	12	6	-
Fixed telephony and Internet		1,273	837	1,273	1,171	993	862	837	771
Adjustments for internal sales		-132	-121	-132	-125	-119	-115	-121	-112

		1,157	722	1,157	1,071	889	759	722	659
Southern Europe
Mobile telephony		8	8	8	7	9	8	8	10
Fixed telephony and Internet		4,384	3,416	4,384	4,033	3,527	3,671	3,416	3,116
Adjustments for internal sales		-308	-126	-308	-248	-195	-167	-126	-145

		4,084	3,298	4,084	3,792	3,341	3,512	3,298	2,981
Benelux
Mobile telephony		248	192	248	266	264	221	192	195
Fixed telephony and Internet		833	635	833	798	717	684	635	577
Cable TV		1	3	1	2	3	3	3	1
Other		4	10	4	-2	6	7	10	30
Adjustments for internal sales		-44	-22	-44	-36	-24	-23	-22	-28

		1,042	818	1,042	1,028	966	892	818	775
Services
Fixed telephony and Internet		7	14	7	7	11	11	14	20
Other		84	55	84	86	60	57	55	59
Adjustments for internal sales		-45	-32	-45	-51	-32	-29	-32	-40

		46	37	46	42	39	39	37	39

Total operating revenue		10,379	8,616	10,379	9,656	9,414	9,225	8,616	8,491

BY BUSINESS AREA
Mobile telephony		2,704	2,435	2,704	2,850	2,954	2,724	2,435	2,560
Fixed telephony and Internet		8,198	6,483	8,198	7,663	6,824	6,833	6,483	6,164
Cable TV		61	60	61	62	62	60	60	68
Other		167	128	167	167	135	130	128	174
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-
Adjustments for internal sales		-751	-490	-751	-712	-561	-522	-490	-475

Total operating revenue		10,379	8,616	10,379	9,656	9,414	9,225	8,616	8,491

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
EBITDA
		2004	2003	2004	2003	2003	2003	2003	2002
		Jan 1-	Jan 1-	Q1	Q4	Q3	Q2	Q1	Q4
		Mar 31	Mar 31

Nordic
Mobile telephony		704	763	704	806	909	821	763	894
Fixed telephony and Internet		260	250	260	211	236	199	250	347
Cable TV		13	8	13	9	14	9	8	11
Other		-1	-2	-1	2	-1	1	-2	1
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-

		976	1,019	976	654	1,158	1,030	1,019	1,253
Baltic & Russia
Mobile telephony		228	218	228	159	221	211	218	131
Fixed telephony and Internet		-2	1	-2	-13	8	-4	1	-1
Cable TV		-	-2	-	-	-	1	-2	-1

		226	217	226	146	229	208	217	129
Central Europe
Mobile telephony		-7	-13	-7	-13	-12	-15	-13	-13
Fixed telephony and Internet		15	-79	15	7	-95	-83	-79	-43

		8	-92	8	-6	-107	-98	-92	-56
Southern Europe
Mobile telephony		-7	-2	-7	-1	-1	-	-2	-1
Fixed telephony and Internet		194	298	194	168	289	353	298	174

		187	296	187	167	288	353	296	173
Benelux
Mobile telephony		65	12	65	67	42	32	12	13
Fixed telephony and Internet		56	21	56	36	19	13	21	37
Cable TV		-3	-2	-3	-3	-3	-1	-2	-7
Other		-4	-1	-4	-9	-1	1	-1	-4

		114	30	114	91	57	45	30	39
Services
Fixed telephony and Internet		-1	3	-1	3	1	-3	3	-3
Other		12	7	12	2	9	3	7	14

		11	10	11	5	10	-	10	11

Total EBITDA		1,522	1,480	1,522	1,057	1,635	1,538	1,480	1,549

BY BUSINESS AREA
Mobile telephony		983	978	983	1,018	1,159	1,049	978	1,024
Fixed telephony and Internet		522	494	522	412	458	475	494	511
Cable TV		10	4	10	6	11	9	4	3
Other		7	4	7	-5	7	5	4	11
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-

Total EBITDA		1,522	1,480	1,522	1,057	1,635	1,538	1,480	1,549

EBITDA MARGIN
Nordic	Note 1	29%	32%	29%	22%	34%	31%	32%	36%
Baltic & Russia		31%	38%	31%	20%	30%	32%	38%	22%
Central Europe		1%	-13%	1%	-1%	-12%	-13%	-13%	-8%
Southern Europe		5%	9%	5%	4%	9%	10%	9%	6%
Benelux		11%	4%	11%	9%	6%	5%	4%	5%
Services		24%	27%	24%	12%	26%	0%	27%	28%

Total EBITDA margin		15%	17%	15%	11%	17%	17%	17%	18%

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
EBIT
		2004	2003	2004	2003	2003	2003	2003	2002
		Jan 1-	Jan 1-	Q1	Q4	Q3	Q2	Q1	Q4
		Mar 31	Mar 31

Nordic
Mobile telephony	Note 2	597	663	597	689	806	717	663	393
Fixed telephony and Internet	Note 2	163	140	163	18	140	94	140	222
Cable TV		-1	-8	-1	-6	-1	-6	-8	-5
Other		-2	-5	-2	-1	-2	-1	-5	-2
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-

		757	790	757	326	943	804	790	608
Baltic & Russia
Mobile telephony		95	143	95	61	146	104	143	30
Fixed telephony and Internet		-2	-	-2	-13	6	-2	-	-2
Cable TV		-2	-4	-2	-2	-1	-3	-4	-5

		91	139	91	46	151	99	139	23
Central Europe
Mobile telephony		-10	-15	-10	-15	-14	-17	-15	-14
Fixed telephony and Internet		-25	-116	-25	-37	-137	-124	-116	-80

		-35	-131	-35	-52	-151	-141	-131	-94
Southern Europe
Mobile telephony		-7	-2	-7	-1	-	-1	-2	-1
Fixed telephony and Internet		145	250	145	129	248	313	250	136

		138	248	138	128	248	312	248	135
Benelux
Mobile telephony		42	-9	42	43	17	10	-9	-7
Fixed telephony and Internet	Note 2	49	8	49	-45	14	6	8	28
Cable TV		-5	-3	-5	-5	-3	-4	-3	-8
Other		-5	-4	-5	-11	-1	-	-4	-5

		81	-8	81	-18	27	12	-8	8
Services
Fixed telephony and Internet		-2	2	-2	-	1	-4	2	-4
Other		4	2	4	-4	3	-	2	17

		2	4	2	-4	4	-4	4	13

Group adjustments, depreciation	Note 2	-370	-373	-370	-740	-387	-388	-373	-378

Total EBIT		664	669	664	-314	835	694	669	315

BY BUSINESS AREA
Mobile telephony	Note 2	717	780	717	777	955	813	780	401
Fixed telephony and Internet	Note 2	328	284	328	52	272	283	284	300
Cable TV		-8	-15	-8	-13	-5	-13	-15	-18
Other		-3	-7	-3	-16	-	-1	-7	10
Adjustments mobile Sweden	Note 1	-	-	-	-374	-	-	-	-
Group adjustments, depreciation	Note 2	-370	-373	-370	-740	-387	-388	-373	-378

Total EBIT		664	669	664	-314	835	694	669	315

EBIT MARGIN
Nordic	Note 1, 2	23%	25%	23%	11%	28%	24%	25%	18%
Baltic & Russia		13%	24%	13%	6%	20%	15%	24%	4%
Central Europe		-3%	-18%	-3%	-5%	-17%	-19%	-18%	-14%
Southern Europe		3%	8%	3%	3%	7%	9%	8%	5%
Benelux	Note 2	8%	-1%	8%	-2%	3%	1%	-1%	1%
Services		4%	11%	4%	-10%	10%	-10%	11%	33%

Total EBIT margin		6%	8%	6%	-3%	9%	8%	8%	4%

INVESTMENTS (MSEK)

	2004	2003	2004	2003	2003	2003	2003	2002
	Jan 1-	Jan 1-	Q1	Q4	Q3	Q2	Q1	Q4
	Mar 31	Mar 31

Market areas
Nordic	106	135	106	86	111	122	135	162
Baltic & Russia	178	175	178	221	234	278	175	221
Central Europe	36	33	36	53	29	48	33	97
Southern Europe	21	64	21	14	29	27	64	30
Benelux	43	22	43	54	18	61	22	-8
Services	12	4	12	55	3	14	4	24

Investments in intangible and	396	433	396	483	424	550	433	526
tangible assets

Additional investments, non-cash transactions
Finance lease	-	-	-	5	-	-	-	66

Total, CAPEX	396	433	396	488	424	550	433	592

Business areas
Mobile telephony	289	244	289	361	279	366	244	308
Fixed telephony and Internet	91	170	91	78	132	165	170	208
Cable TV	2	12	2	1	10	9	12	5
Other	14	7	14	43	3	10	7	5

Investments in intangible and
tangible assets	396	433	396	483	424	550	433	526

TELE2 OPERATIONS IN SWEDEN (MSEK)*
* Tele2 Sverige AB, Optimal Telecom AB and Cable TV operations in Sweden

		2004	2003	2004	2003	2003	2003	2003	2002
		Jan 1-	Jan 1-	Q1	Q4	Q3	Q2	Q1	Q4
		Mar 31	Mar 31

Operating revenue
Mobile telephony		1,523	1,544	1,523	1,637	1,748	1,697	1,544	1,657
Fixed telephony and Internet		996	930	996	976	937	950	930	988
Cable TV		53	46	53	50	49	46	46	55
Adjustments mobile	Note 1	-	-	-	-374	-	-	-	-

Total		2,572	2,520	2,572	2,289	2,734	2,693	2,520	2,700

EBITDA
Mobile telephony		712	769	712	780	919	857	769	880
Fixed telephony and Internet		201	185	201	174	197	158	185	219
Cable TV		13	7	13	8	13	7	7	11
Adjustments mobile	Note 1	-	-	-	-374	-	-	-	-

Total		926	961	926	588	1,129	1,022	961	1,110

EBITDA margin
Mobile telephony		47%	50%	47%	48%	53%	51%	50%	53%
Fixed telephony and Internet		20%	20%	20%	18%	21%	17%	20%	22%
Cable TV		25%	15%	25%	16%	27%	15%	15%	20%

Total		36%	38%	36%	26%	41%	38%	38%	41%

EBIT
Mobile telephony		612	670	612	666	819	757	670	780
Fixed telephony and Internet		123	101	123	7	125	75	101	131
Cable TV		-1	-8	-1	-6	-1	-8	-8	-4
Adjustments mobile	Note 1	-	-	-	-374	-	-	-	-

Total		734	763	734	293	943	824	763	907

EBIT margin
Mobile telephony		40%	43%	40%	41%	47%	45%	43%	47%
Fixed telephony and Internet		12%	11%	12%	1%	13%	8%	11%	13%
Cable TV		-2%	-17%	-2%	-12%	-2%	-17%	-17%	-7%

Total		29%	30%	29%	13%	34%	31%	30%	34%

FIVE-YEAR SUMMARY
	2004	2003	2003	2002	2001	2000
	Jan 1-	Jan 1-
	Mar 31	Mar 31

Income Statement and Balance Sheet (MSEK)
Operating revenue	10,379	8,616	36,911	31,282	25,085	12,440
EBITDA	1,522	1,480	5,710	5,127	1,698	1,820
EBIT	664	669	1,884	1,530	-1,356	420
EBT	619	491	1,267	796	-1,944	165
Profit (loss) after taxes	286	187	2,396	223	392	-396

Shareholders' equity	31,309	28,890	30,360	28,728	29,517	26,539
Shareholders' equity, after dilution	31,432	29,032	30,487	28,870	29,547	26,584
Total assets	49,761	48,164	47,970	46,872	49,258	42,397

Cash flow provided by operating activities	1,629	1,376	5,974	4,365	413	883
Liquidity	4,821	2,656	3,444	2,332	1,625	1,304
Net borrowing	3,166	7,454	4,427	7,729	9,286	7,095
Investments in intangible and tangible assets, CAPEX	396	433	1,895	1,956	2,162	1,514
Investments in shares and long-term receivables	22	571	767	626	304	20,512

Key ratio
Solidity, %	63	60	63	61	60	63
Debt/equity ratio, %	0.10	0.26	0.15	0.27	0.31	0.27
EBITDA margin, %	14.7	17.2	15.5	16.4	6.8	14.6
EBIT margin, %	6.4	7.8	5.1	4.9	-5.4	3.4
Return on shareholders' equity, %	0.9	0.6	8.1	0.8	1.4	-2.4
Return on shareholders' equity, after dilution, %	0.9	0.6	8.1	0.8	1.4	-2.4
Return on capital employed, %	1.9	1.8	5.0	3.9	-3.3	1.9
Average interest rate, %	3.6	5.8	5.0	6.4	6.3	4.8

Value per share (SEK)
Profit (loss)	1.94	1.27	16.25	1.51	2.70	-3.47
Profit (loss), after dilution	1.93	1.27	16.20	1.51	2.70	-3.47
Shareholders' equity	212.18	195.92	205.88	194.95	203.56	232.62
Shareholders' equity, after dilution	212.54	196.44	206.17	195.55	203.46	232.74
Cash flow	11.04	9.33	40.51	29.62	2.85	7.74
Dividend	-	-	-	-	-	-
Market value at closing day	347.00	256.50	384.00	230.50	378.00	392.00

NOTES TO THE ACCOUNTS

Accounting principles and definitions

The Interim report has been prepared in accordance with recommendations RR1:00-RR29 of the Swedish Financial Accounting Standards Council. Tele2 has reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2003. Definitions are stated in the Annual Report for 2003.

Note 1 Adjustment: Operating revenue

Revenue from mobile telephony is shown as calls are made, which means that sold but not yet used prepaid cards should not be included in revenues. To estimate this, revenues in Sweden have, up until Q3 2003, been recognized according to a model that has been used unchanged since the start of Tele2’s prepaid telephony in 1997, rather than a system to measure the value of sold but not used prepaid cards. In Q4 2003, Comviq brought such a system into use, and it was established that sold but not used prepaid cards have been undervalued by around MSEK –374 in total for the period 1997 through 30 September, 2003, of which MSEK –95 is estimated to have occurred in 2003.

Note 2 Adjustment: Operating expenses

As a result of valuation of loss-carry-forwards for some companies in Continental Europe to their full value in Q4 2003 the part of loss carry forwards that existed when Tele2 acquired SEC and that could have reduced goodwill by MSEK -322, is accounted for as a write-down according to the Swedish Financial Accounting Standards Council's recommendation RR9-Income taxes.

Write-downs on fixed assets amounted to MSEK -172 was made in Q4 2003 and relate to Atlantic undersea cable, in which Tele2 Sweden and Tele2 Luxembourg invested in the late 1990s. They are expensed as a result of Tele2's assessment of continued excess supply of capacity.

During Q4 2002, Tele2 Norway returned its UMTS licence. The net book value of these capitalized costs was eliminated in its entirety and MSEK -400 was charged against depreciation in Q4 2002.

Note 3 Adjustment: Net interest and other financial expenses

The Q4 2003 result is affected by a write-down of MSEK -75 regarding shares in the investment TravelLink AB.

Note 4 Adjustment: Taxes

At March 31, 2004 and December 31, 2003 the total deferred tax receivable for the group is MSEK 2,309 and MSEK 2,459 respectively, and is included in the item "Long-term financial assets".

Note 5 Shares and Convertibles

At March 31, 2004 Tele2 has outstanding warrants, corresponding to 643,500 (December, 31 2003: 643,500) B shares with a subscription price of SEK 191 per share and a subscription period from 2005 to 2007.

Note 6 Number of customers in Denmark

In Denmark the reported number of active customers was from Q4 2002 fully adopted to Group definitions. As a result of this and as a one-time effect, the number of fixed and Internet customers was adjusted by -461,000 in Q4 2002.

Note 7 UMTS-nät AB in Sweden

The balance sheet for Svenska UMTS-nät AB in Sweden at March 31, 2004, in which Tele2 owns 50% of the shares:

	MSEK		MSEK
Fixed assets	1,800	Equity	1,008
Other current assets	261	Long-term liabilities	900
Cash and bank balances	4	Short-term liabilities	157

Total assets	2,065	Total equity and liabilities	2,065

At March 31, 2004 and December 31, 2003 contingent liabilities for Tele2 regarding guarantee for the loans of Svenska UMTS-nät AB is MSEK 450 and MSEK 363 respectively.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: September 29, 2004